

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

January 18, 2008

Howard N. Feist III
Vice President Finance and Chief Financial Officer
American Biltrite, Inc.
57 River Street
Wellesley Hills, MA 02481

>**RE: American Biltrite, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2006**
>**Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007**
>**and September 30, 2007**
>**File No. 1-4773**

Dear Mr. Feist:

We have reviewed your letter dated December 26, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

1. Significant Accounting Policies, page 54

Principles of Consolidation, page 54

1. We note your response to prior comment 2. Please provide this clarifying information in future filings.

Asbestos Liabilities and Congoleum Plan of Reorganization, page 60

2. We note your response to prior comment 4. Please provide this clarifying information in future filings.

9. Congoleum Asbestos Liabilities and Planned Reorganization, page 93

3. We note your response to prior comment 8. You state that "As Congoleum has previously advised the staff, the range of $40 million to $1.4 billion...is the minimum and maximum of all estimates, but each estimate has its own range, and the minimums of some ranges exceed the maximums of other ranges." Does this mean that an expert has identified a range of estimates for your liability for asbestos claims by claimants not determined under the claimant agreement and unasserted future claims for which the minimum of such range was less than $40 million? If so, revise your disclosures to clarify. If not, we reiterate our prior concerns regarding your conclusion that a reasonable estimate cannot be developed.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief